RELIANT HOLDINGS, INC.

August 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re: Reliant Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 8, 2024

File No. 000-56012

Ladies and Gentlemen:

I am writing today on behalf of Reliant Holdings, Inc. (the “Company”), in response to your comment letter issued on July 16, 2024 regarding the Preliminary Proxy Statement on Schedule 14A filed by the Company on July 8, 2024.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in our amendment to the Preliminary Proxy Statement on Schedule 14A. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Preliminary Proxy Statement on Schedule 14A.

Preliminary Proxy Statement on Schedule 14A filed July 8, 2024

General

1. It appears that the proposed amendment to your articles of incorporation for an increase in authorized common stock relates to your merger with Onar, as reflected in your Form 8-K filed on June 18, 2024. Therefore, please revise your proxy statement to provide the information, including financial statements, required by Items 11, 13, and 14 of Schedule 14A. See Note A of Schedule 14A.

We have removed the increase in authorized as the Board has determined that it is not necessary at this time to increase the authorized. In the event that the Board determines that is necessary or the holders of any preferred stock make demand upon the Company, we will file either a Schedule 14A Proxy Statement or a 14C Information Statement and provide such financial statements and information as so required by Items 11, 13, and 14 of Schedule 14A, as required.

2. Please revise your filing throughout to reflect that you are filing a proxy statement rather than an information statement.

We have adjusted the language throughout to reflect that this is a proxy statement rather than an information statement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact us or our counsel, Smith Eilers, PLLC me at (561) 484-7172.

Very truly yours,

/s/ Claude Zdanow
Claude Zdanow
Chief Executive Office
Reliant Holding, Inc.

cc: Smith Eilers, PLLC